Nimtech Corp.
                         str.100, Emirhan, 10/2, bld. A
                                Sanliurfa, Turkey


April 22, 2015

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Attention: Jay Ingram
Telephone: 202-551-3810

Re: Acceleration of Effective Date
    Nimtech Corp.
    Registration on Form S-1
    File No. 333-199438

Dear Mr. Ingram:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our registration statement on Form S-1. We request an effective date of Friday, April 24, 2015 at 2:00 p.m. eastern time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.

We hereby acknowledge that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration in this matter. Please do not hesitate to contact me if you require further information or documentation regarding this matter.

Sincerely,


/s/ Badria Alhussin
------------------------------
Badria Alhussin
President of Nimtech Corp.